vin social

Vin Social, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vin Social, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 21st, 2021

Vincenzo Mongio

Statement of Financial Position

	Short Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	16,811
Accounts Receivable	10,555
Inventory	9,207
Total Current Assets	36,574
Non-Current Assets	
Property, Plant, and Equipment	500
Total Non-Current Assets	500
TOTAL ASSETS	37,074
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	140,403
Notes Payable (See Note 5)	63,528
Deferred Revenue	44,235
Total Current Liabilities	248,167
Long-Term Liabilities	
Notes Payable	1,316
Total Long-Term Liabilities	1,316
TOTAL LIABILITIES	249,483
EQUITY	
Common Stock	100
Additional Paid in Capital	900
Accumulated Deficit	(213,409)
Total Equity	(212,409)
TOTAL LIABILITIES AND EQUITY	37,074

Statement of Operations

	Short Year Ended December 31, 2020
Revenue	512,737
Cost of Sales	225,360
Gross Profit	287,376
Operating Expenses	
Advertising and Marketing	34,912
General and Administrative	444,071
Total Operating Expenses	478,983
Operating Income	(191,607)
Interest Expense	21,802
Provision for Income Tax	
Net Income	(213,409)

Statement of Cash Flows

	Short Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income	(213,409)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	140,403
Inventory	(9,207)
Accounts Receivable	(10,555)
Deferred Revenue	44,235
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	164,876
Net Cash provided by Operating Activities	(48,533)
INVESTING ACTIVITIES	
Equipment	
Property, Plant, and Equipment	(500)
Net Cash provided by Investing Activities	(500)
FINANCING ACTIVITIES	
Issuance of Common Stock	1,000
Debt Financing	70,000
Payments on Debt	(5,156)
Net Cash provided by Financing Activities	65,844
Cash at the beginning of period	
Net Cash increase (decrease) for period	16,811
Cash at end of period	16,811

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 7/8/2020 (Inception)	-	-	-	-	-
Issuance of Common Stock	10,000,000	100	900	-	1,000
Net Loss	-		-	(213,409)	(213,409)
Ending Balance 12/31/2020	10,000,000	100	900	(213,409)	(212,409)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vin Social, Inc ("the Company") was formed in California on July 13th, 2020. The company earns revenue by hosting virtual wine events and marketing the sale of bottled wines.

The company will conduct a crowdfunding campaign under regulation CF in the first and second quarter of 2021.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists primarily of wine on hand and is stated at cost.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

    a.   the customer simultaneously receives and consumes the benefits as the entity performs;
    b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
    c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligations with respect to sales of bottled wine is fulfilled when wine is delivered to buyers and revenue is recognized at that point.

The company's performance obligations with respect to event sales are to host the events. The company has deferred revenue of $44,235 for events that have not been hosted as of December 31st, 2020.

Revenue Detail

Source	2020
Events	474,376
Membership Purchases	30,012
One Time Bottle Purchases	6,286
Other	2,062
Total	512,737

Cost of Sales

Cost of Sales consists primarily of wine and related packaging delivered to buyers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. There were no material related party transactions.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Cash Advance - The company has entered into an agreement to sell its future receivables for a price of $70K with a repayment amount of $98K resulting in effective interest of 40%. Payments of $700 are due daily.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	63,528
2022	
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 - EQUITY

The company has authorized 20,000,000 of common shares with a par value of $0.0001 per share.

10,000,000 shares of common stock were issued and outstanding as of 2020 of which 1,500,000 are Common Class A and 8,500,000 are Common Class B.

Shares of Common Class A are non-voting shares. Shares of Common Class B are voting shares. Both carry the same customary rights and privileges and are entitled to dividends at the discretion of the board of directors.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 21st, 2021, the date these financial statements were available to be issued. On January 20th, 2020 the company borrowed $70k at 40% interest maturing in May 2021.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.